EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2016	2015	2014	2013	2012

Earnings
Income before assessments	$192,604	$321,646	$167,411	$236,536	$230,184
Fixed charges	457,379	360,184	346,250	331,805	418,618

Income before assessments and fixed charges	649,983	681,830	513,661	568,341	648,802

Fixed Charges
Interest expense	456,415	359,225	345,327	330,905	417,735
1/3 of net rent expense (1)	964	959	923	900	883

Total fixed charges	$457,379	$360,184	$346,250	$331,805	$418,618

Ratio of earnings to fixed charges	1.42	1.89	1.48	1.71	1.55
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(1) Represents an estimated interest factor.